Exhibit 99.1

GENIUS GROUP LIMITED

(Incorporated in the Republic of Singapore)

Company Registration No. 201541844C

Registered Office:

8 Amoy Street #01-01

Singapore 049950

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of Genius Group Limited (the “Company”) will be convened and held by way of electronic means on 09 September 2022 at 7:00 a.m. (Singapore time) (the “AGM”), for the purpose of considering and if thought fit, passing, with or without amendments, the resolutions below:

ORDINARY BUSINESS

1.	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2020, together with the Auditor’s Report thereon. (Ordinary Resolution 1)

2.	To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2020. The directors’ remuneration details (inclusive of stock based compensation) are listed as below:

(i)	Roger James Hamilton - US$566,458
(ii)	Michelle Clarke - US$101,788
(iii)	Suraj Naik - US$80,993
(iv)	Sandra Morrell - US$181,723
(v)	Patrick Grove - US$43,575
(vi)	Nic Lim - US$43,578
(vii)	Anna Gong - US$43,575
(Ordinary Resolution 2)

3.	To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2021. The directors’ remuneration details (inclusive of stock based compensation) are listed as below:

(i)	Roger James Hamilton - US$621,505
(ii)	Michelle Clarke - US$114,913
(iii)	Suraj Naik - US$92,603
(iv)	Sandra Morrell - US$46,920
(v)	Patrick Grove - US$8,889
(vi)	Nic Lim - US$8,889
(vii)	Anna Gong - US$8,889
(Ordinary Resolution 3)

4.	To re-elect Sandra Morrell, in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution. (Ordinary Resolution 4)

5.	To re-elect Nic Lim in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution. (Ordinary Resolution 5)

6.	To re-elect Anna Gong in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution. (Ordinary Resolution 6)

7.	To ratify the reappointment of Mazars LLP as the auditor of the Company for the financial year ended 31 December 2021 and to re-appoint Mazars LLP as the auditor of the Company for the financial year ending 31 December 2022 and to authorise the directors to fix their remuneration. (Ordinary Resolution 7)

SPECIAL BUSINESS

8.	To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:-

ORDINARY RESOLUTION - AUTHORITY TO ISSUE SHARES

“RESOLVED THAT pursuant to the provisions of Section 161 of the Companies Act 1967 (the “Companies Act”) and notwithstanding the provisions of the Company’s Constitution,

(a)	authority be and is hereby given to the Directors of the Company to:

(i)	allot and issue shares of the capital of the Company (“Shares”) whether by way of rights, bonus or otherwise;

(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require Shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares); and

(iii)	issue additional Instruments arising from adjustments made to the number of Instruments previously issued in the event of rights, bonus, or capitalisation issues,

at any time to such persons and upon such terms and conditions and for such purposes and with such rights and restrictions as the Directors may, in their absolute discretion, deem fit without first offering such shares to all or any existing members of the Company or every person entitled to a share in consequence of the death or bankruptcy of a member in proportion to the amount of the existing shares to which they are entitled and to impose, and

(b)	notwithstanding that the authority conferred by paragraph (a) of this Resolution above may have ceased to be in force, authority be and is hereby given to our Directors to allot and issue Shares pursuant to any Instrument made or granted by our Directors while paragraph (a) of this Resolution was in force, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

That the new shares when issued shall rank pari passu in all respects with the existing shares of the Company.” (Ordinary Resolution 8)

(Note: A proposal on the allotment/issue of shares to new investors will be discussed at the meeting.)

9.	To transact any other business which may properly be transacted at an Annual General Meeting.

Note relating to the proposed Resolution: Ordinary Resolution 8 is to authorize our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

Definitions

For purposes of this Notice (including the Proxy Form) the following definitions are used:

1.	Beneficial Shareholders: are persons or entities holding their interests in the Company’s shares as, or through, a participant in The Depository Trust Company (“DTC”), or its nominee, Cede & Co. in book entry form at VStock Transfer, LLC (“VStock”) or such other entity that may be engaged as registrar of members or transfer agent on behalf of the Company, a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

2.	Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members, and who is not necessarily a Beneficial Shareholder.

3.	NYSE American Shareholders: are Beneficial Shareholders.

General matters relating to the AGM:

1.	Quorum: The quorum required to transact business at the AGM is for at least two Shareholders to be present. Shares represented at the meeting for which an abstention from voting has been recorded are counted towards the quorum.

2.	Basis of voting: Votes shall be taken on a poll with one vote for each share. In order for Ordinary Resolutions to be passed, more than 50% of the eligible votes cast on the Resolution must be in favour of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favour of the Resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

3.	Identification of Beneficial Shareholders and Shareholders of Records (collectively, “Shareholder”) and their corporate representatives: Before any person may participate in the AGM, the Chairman of the AGM must be reasonably satisfied that the right of the person to participate at the AGM has been reasonably verified.

4.	Record Date for determining Beneficial Shareholders’ eligibility to vote: Only those Beneficial Shareholders recorded in the records of the relevant securities depository on 20 July, 2022 are eligible to vote.

Notes relating to measures to minimise the risk of COVID-19:

1.	Relevant Legislation: The AGM is being convened, and will be held, by way of electronic means as part of the Company’s efforts to minimise physical interactions and COVID-19 transmission risk. In this regard, the Board of Directors of the Company refers to:

(a)	the COVID-19 (Temporary Measures) Act 2020;

(b)	the COVID-19 (Temporary Measures) (Alternative Arrangements for Meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020 (the “Order”) and as amended on 14 April 2020, 24 April 2020, 28 September 2020 and 1 April 2021;

(c)	the statement by the Ministry of Law issued on 6 April 2021 which extends the Order beyond 30 June 2021 until revoked or amended by the Ministry of Law; and

(d)	the joint statement by the Accounting and Corporate Regulatory Authority, the Monetary Authority of Singapore and Singapore Exchange Regulation (“SGX RegCo”) which introduced a checklist to guide listed and non-listed entities on the conduct of general meetings (the “Checklist”) arising from the latest updates from the Multi-Ministry Taskforce to ease safe management measures to facilitate business operations issued on 13 April 2020 (and subsequently updated on 27 April 2020, 22 June 2020, 1 October 2020 and 4 February 2022). The 4 February 2022 joint statement provided that the Regulator’s Column issued by the SGX RegCo on 16 December 2021 will form part of the Checklist.

2.	No Physical Attendance: Printed copies of this Notice and accompanying proxy form will be sent to Shareholders, and published on the Company’s corporate website at the URL https://ir.geniusgroup.net/.

3.	Zoom Meeting: As the proceedings of the AGM will be conducted by way of electronic means, Shareholders will not be able to attend the AGM in person. Shareholders will be able to watch or listen to these proceedings through a live video feed on Zoom via their mobile phones, tablets or computers (“Live Webcast”). In order to do the above, Shareholders will have to follow these steps:

(a)	Shareholders (whether Beneficial Shareholders or Shareholders of Record) who wish to watch or listen to the AGM must pre-register their participation using at the URL https://us02web.zoom.us/webinar/register/WN_s3OWtcetTm-rUDBElswv7A no later than 11:59 p.m. (Singapore time) on 06 September 2022 (“Registration Cut-off”).

(b)	Upon successful registration, Shareholder or its corporate representative will receive an email containing a link and a toll-free telephone number to access the Live Webcast, together with the relevant log in details and instructions, as well as instructions on how to watch or listen to the Live Webcast.

(c)	Shareholders who have pre-registered in accordance with paragraph 3(a) above but do not receive an email with a Zoom meeting invitation link by 11:59 p.m., 06 September 2022 (Singapore time) should contact the Company or Transfer agent for assistance via email to investors@geniusgroup.net or vote@vstocktransfer.com

(d)	Shareholders (or corporate representatives) must not forward the abovementioned link to other persons who are not Shareholders and who are not entitled to participate in the AGM.

4.	Submission of questions: Shareholders may submit questions related to the resolutions to be tabled no later than 11:59 p.m., 06 September 2022 (Singapore time) via email to investors@geniusgroup.net. The Company will address substantial and relevant questions received from shareholders either during the AGM through the Live Webcast, or through an announcement to be released on the Company’s corporate website at the URL https://ir.geniusgroup.net/ after-market hours on 09 September 2022. Shareholders will not be allowed to ask questions during the Live Webcast of the AGM.

Shareholders are also able to ask the questions at the AGM by typing in and submitting their questions through the “question and answer” (“Q&A”) function via Zoom. Instructions on how to access the Q&A function will be provided to Shareholders during the AGM.

5.	Voting by the Shareholders: Shareholders who wish to exercise their voting rights at the AGM may (where the Shareholder is an individual or a corporate representative) appoint the Chairman as proxy to vote on their behalf.

6.	Appointment of Proxies:

(a)	Shareholders may exercise their voting rights at the AGM via proxy voting. A proxy need not be a Shareholder.

(b)	Shareholders who wish to appoint proxies (including appointing the Chairman of the Meeting (the “Chairman”) as their proxy) to attend the AGM and vote at the AGM on their behalf must complete and submit the Proxy Form in accordance with the instructions below or on the proxy card; by 11.59 p.m. on 06 September 2022 (Singapore time).

(c)	A Shareholder who wishes to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering or scanning and sending a clear copy of it:

(i)	by NYSE American Shareholders by following the instruction on the proxy form by 11.59 a.m. on 06 September 2022 (Singapore time) and

(ii)	by Shareholders of Record to VStock Transfer, LLC, 18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form by 11.59 a.m. on 06 September 2022 (Singapore time) .

In the Proxy Form, a Shareholder should specifically direct the proxy on how he/she is to vote for or vote against (or abstain from voting on) the resolutions to be tabled at the AGM. If no specific direction as to voting is given, the proxy (including the Chairman if he is appointed as proxy) will vote or abstain from voting at his/her discretion. All valid votes cast via proxy on each resolution will be counted.

(d)	If a Shareholder wishes to revoke this form of proxy and voting instruction, such Shareholder must send an email to notify this to VStock Transfer, LLC, (for shareholders of record), the relevant broker, dealer, securities depository or other intermediary (for beneficial holders) by 11.59 a.m. on 06 September 2022 (Singapore time).

7.	Personal Data Privacy:

By participating in the AGM (through pre-registration, attendance or the submission of any questions to be raised at the AGM) and/or any adjournment thereof, submitting an instrument appointing a proxy to attend, speak and vote at the AGM and/or any adjournment thereof, or submitting any details of the Shareholder’s corporate representatives in connection with the AGM, a Shareholder (whether a Beneficial Shareholder or a Shareholder of Record) (a) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, take-over rules, listing rules, regulations and/or guidelines (collectively, the “Purposes”); (b) warrants that where the Shareholder discloses the personal data of the Shareholder’s proxy or corporate representative to the Company (or its agents or service providers), the Shareholder has obtained the prior consent of such proxy or corporate representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy or corporate representative for the Purposes; and (c) agrees that the Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the Shareholder’s breach of warranty.

By Order of the Board

Roger James Hamilton

Director

Date: 19 August 2022

Attachments: - Proxy Form

GENIUS GROUP LIMITED

Company Registration No: 201541844C

Incorporated in the Republic of Singapore

PROXY FORM

ANNUAL GENERAL MEETING

IMPORTANT By submitting an instrucment appointing a proxy, the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting dated [date].

I/We,_______________________ (Name) __________________(NRIC/Passport/Registration No.) of_______________________________________________(Address) being the Shareholder of Record / Beneficial Shareholder of ______________ ordinary shares in Genius Group Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting (“AGM”) as my/our proxy to attend, speak and vote for me/us on my/our behalf at the AGM of the Company to be convened and held by way of electronic means on Friday, 09 September 2022 at 7.00 a.m. Singapore time and at any adjournment thereof.

I/We direct the proxy of the AGM, to vote “For” or “Against”, or “Abstain” from voting on the Resolutions proposed at the AGM as indicated hereunder. If no specific directions as to voting is given or in the event of any other matter arising at the AGM and at any adjournment thereof, the proxy will vote or abstain from voting at his/her discretion.

No	Resolution	Number of votes For	Number of votes Against	Number of votes Abstain
Ordinary Resolution
1	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2020, together with the Auditor’s Report thereon.
2

To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2020.

(i)        Roger James Hamilton - US$566,458

(ii)       Michelle Clarke - US$101,788

(iii)      Suraj Naik - US$80,993

(iv)      Sandra Morrell - US$181,723

(v)       Patrick Grove - US$43,575

(vi)      Nic Lim - US$43,578

(vii)     Anna Gong - US$43,575

3

To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2021.

(i)        Roger James Hamilton - US$621,505

(ii)       Michelle Clarke - US$114,913

(iii)      Suraj Naik - US$92,603

(iv)      Sandra Morrell - US$46,920

(v)       Patrick Grove - US$8,889

(vi)      Nic Lim - US$8,889

(vii)     Anna Gong - US$8,889

4	To re-elect Sandra Morrell in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution.
5	To re-elect Nic Lim in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution.
6	To re-elect Anna Gong in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution.
7	To ratify the re-appointment of Mazars LLP as auditor of the Company for the financial year ended 31 December 2021 and to re-appoint Mazars LLP as the auditor of the Company for the financial year ending 31 December 2022 and to authorise the directors to fix their remuneration.
8	To authorize the Directors to allot and issue Shares.

Dated the [ ____ ] day of ________________ 2022.

(Name in full & signature of member)

NOTES TO PROXY FORM:

1.	An instrument appointing a proxy shall be in writing and:

(a)	in the case of an individual shall be signed by the appointor or by his attorney; and
(b)	in the case of a corporation shall be either under the common seal or signed by its attorney or by an officer on behalf of the corporation.

2.	A proxy need not be a member of the Company.

3.	Shareholders who wish to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering [or scanning and sending a clear copy of it]:

(i)	by NYSE American Shareholders by following the instruction on the proxy form by 11.59 a.m. on 06 September 2022 (Singapore time); and

(ii)	by Shareholders on Record to VStock Transfer, LLC,18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form by 11.59 a.m. on 06 September 2022 (Singapore time).

4.	The power of attorney (if applicable) or other authority, if any, appointing a person to attend and vote at the Annual General Meeting must be submitted to the Company via email to investors@geniusgroup.net, not later than 48 hours before the time appointed for holding the AGM i.e. by 11.59 a.m. on 06 September 2022 (Singapore time).

5.	A corporation which is a Shareholder of the Company may authorise by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Annual General Meeting in accordance with Section 179 of the Companies Act 1967.

6.	Shareholders shall insert the relevant number of those shares owned by them that is to be represented in this Proxy Form. Shareholders are not obliged to vote all their shares or to vote all their shares in the same manner.

7.	Shareholders shall insert the relevant number of shares in respect of which they wish to vote in the relevant space under the columns headed “For”, “Against”, “Abstain”, as appropriate if they wish to split their votes across the voting options or to cast their votes in respect of a lesser number of shares than they own in the Company. Shareholders are not obliged to use all the votes exercisable by them, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by them. If Shareholders wishes to cast all of the votes of those shares owned by them that are represented in this Proxy Form in the same way in respect of a particular resolution, such Shareholders need not fill in such number of shares, and shall indicate their vote as either “For”, “Against” or “Abstain” by placing a “✔” within the box provided.

8.	Any deletions, alterations or corrections made to this Proxy Form must be initialled by the Shareholder.

9.	In the case of joint Shareholders, all holders must sign this Proxy Form.

10.	The Chairman of the AGM may accept any voting instruction submitted other than in accordance with these notes if he is satisfied as to the manner in which the Shareholder wishes to vote.

11.	Any form that is incomplete, improperly completed or illegible or where the true intentions of the person executing the Proxy Form are not ascertainable may be rejected.

12.	If a Shareholder wishes to revoke this form of proxy and voting instruction, such Shareholder must send an email to notify this to VStock Transfer, LLC (for shareholders of record), the relevant broker, dealer, securities depository or other intermediary (for beneficial holders) by 11.59 a.m. on 06 September 2022 (Singapore time).

13.	In any case where a Shareholder of Record is a securities depository whose name or whose nominee’s name is entered as a member in the register of members of the Company in respect of book-entry securities in the Company (“Depository”), the Company shall be entitled and bound:

(i)	to reject any instrument of proxy lodged if a person who has an account directly with the Depository, which account is credited with book-entry securities in the Company, (“Depositor”) is not shown to have any shares entered against his name in the register maintained by the Depository in respect of book-entry securities in the Company (“Depository Register”) as at 72 hours before the time of the AGM as certified by the Depository to the Company; and

(ii)	to accept as the maximum number of votes which in aggregate the proxy appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 72 hours before the time of the AGM as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor. If that number is smaller than the number specified in the instrument of proxy, the maximum number of votes “For”, “Against” or “Abstain” shall be accepted in (as nearly as may be) the respective proportions set out in the instrument of proxy.